Exhibit (a)(5)(C)

Your TCR2 Option Exchange Program offers employees who hold stock options with an exercise price of $10 or more the chance to exchange those options for fewer restricted stock units (RSU). The new RSU grant will be approximately equal in value from an accounting standpoint. The offer to exchange (which is called a “tender offer”) is open from October 19, 2022, until 11:59 p.m. Eastern Time on November 16, 2022. This Q&A is intended to help explain the program. The formal offer to exchange contains all details of the offer, and you should review it in full before deciding whether to participate. Ultimately, the choice to participate is up to you. Why are we doing this? Our employees are our most important asset and the key to our success. Equity in TCR2, granted in the form of stock options or restricted stock units (RSUs), is a critical component of your Total Rewards package. These grants serve to incentivize, motivate, and reward performance so we deliver on our strategic, operational, and financial goals as an organization. Currently, most of the stock options held by employees are under water. Considerably underwater options may present no meaningful value to you. Underwater Option A stock option whose exercise price is greater than the market price of the underlying stock. For example, options granted at $10 a share are under water if the stock is trading at $2 a share. To remedy this, we are offering you the choice to exchange your significantly underwater options for fewer, but approximately equal-in-value, RSUs. Because RSUs do not have a fixed exercise price like stock options, they can never go under water. If you decide to participate in the exchange, your original stock options will be canceled, and in their place you will receive RSUs with different terms and conditions, including a different vesting schedule. The number of new RSUs that you will receive is based on a set, upfront rate of exchange intended to be approximately equal in value to your underwater stock options. Who is eligible? To participate, you must be actively employed by TCR2 Therapeutics and hold outstanding stock options with an exercise price of $10 per share or more, granted under the TCR2 Therapeutics Inc. 2018 Stock Option and Incentive Plan. An employee who has submitted a notice of resignation or has been notified by TCR2 Therapeutics that their employment is being terminated, on or before the end of the tender offer period, is not eligible. What is an option exchange? An option exchange is an opportunity (but not a requirement) for eligible employees with eligible underwater options to agree to have their option grants canceled in exchange for RSUs of TCR2 stock. An option exchange is conducted through a tender offer, which is a formal process for a company to offer its securities to existing holders. Complete information regarding the option exchange and the tender offer can be found in the document titled “Offer to Exchange Eligible Options for New Restricted Stock Units,” dated October 19, 2022 (or the “Offer to Exchange”). The tender offer has a deadline for completion, but you can change your election as many times as you like during the offering period, which is currently expected to expire on November 16, 2022. Will TCR2 offer option exchanges on a regular basis? No. This a unique opportunity largely driven by external market conditions. Given current circumstances, we believe this program is in the best interests of our employees and our shareholders. It provides our employees with appropriate incentives to achieve their performance goals so that we can achieve our overarching corporate goals. What is an RSU? An RSU is a right to receive a fixed number of shares of common stock at a fixed time in the future, as long as you remain continuously employed by TCR2. Once you reach the vest date, shares of TCR2 common stock are issued at no cost to you, other than withholding taxes associated with the RSU. The value you receive for an RSU upon issuance of the common stock will be based on the then-current TCR2 stock price. For more information on how RSUs work, see the example below or view these videos in Fidelity’s Stock Plan Resource Center.

TCR^2 Therapeutics | Your TCR^2 Option Exchange Program

How do RSUs differ from stock options?

A stock option is the right to purchase a fixed number of shares of common stock at a fixed price (known as the "exercise price," "strike price," or "grant price") for a fixed period of time. Options also vest, which means that you must remain continuously employed by TCR^2 Therapeutics through fixed vesting dates for options to become exercisable.

Unlike an option, an RSU is worth the full value of a share of TCR^2 common stock. You don't pay a price as the recipient. An RSU does not need to be exercised and does not have an expiration date. Since you do not have to pay anything up front to get value from an RSU, RSU grants are typically smaller than option grants. One other difference is that RSUs do not allow you to control the timing of taxation the way options do. Specifically, RSUs are taxed when they vest while nonqualified stock options are taxed when you choose to exercise them. There are other differences between RSUs and options, which are discussed in the Offer to Exchange document and other materials furnished to you in connection with the tender offer.

Comparison: Options vs. RSUs

Grant of Nonqualified Stock Options				RSU Grant		
Size	Exercise Price	Stock Price on Exercise Date	Taxable income on exercise date	Size	Vest Date Share Price	Taxable Income on Vest Date
500 Options	$15	$25	$5,000	200 RSUs	$25	$5,000

Note: If these were tax-qualified incentive stock options, no income tax would be recognized on the exercise date

How many RSUs would I get if I were to exchange my options?

The RSUs are expected to be granted on or around November 17, 2022. The number of RSUs you will be granted depends on the exercise price of your option grant. Each individual grant will be exchanged at the associated ratio. Use the calculator below to see how many RSUs you'd get for each of your option grants.

For example, if you are an eligible employee and you have a grant of 600 outstanding options with an exercise price of $15, you could elect to exchange those 600 options for 200 RSUs. Alternatively, you could elect to retain your 600 options. You are not required to participate in the exchange.

Eligible Option Exercise Price Range	Exchange Ratio (Surrendered Eligible Options: RSUs)
$10.00 to $18.00	3 to 1
$18.01 to $25.00	4.5 to 1
$25.01 and above	5.5 to 1

Calculator

Note: To use this modeler, open the document with Adobe Reader.

Original Option *(input)*	
Number of Options	750
Exercise Price	$ 15.00

Exchanged RSU	
Exchange Ratio	3.0 for 1
Number of RSUs awarded upon exchange	250

Understanding Your Breakeven: Your breakeven point for this award is defined as the TCR^2 stock price that would need to be obtained for the current options to be worth approximately the same value as the RSU.

Exchange for RSU offers greater value ← → Current option offers greater value

$ 22.50
Breakeven Stock Price

$ 15.00
Original Option Excercise Price

$ 5,636
Grant Value at Breakeven Point

This tool is intended to give you a rough idea on breakeven values. Small rounding errors will occur in this modeling tool.

How were the exchange ratios determined?

Eligible stock options were valued using a model that considers many variables and estimates, such as our current stock price, the volatility of the price of our common stock, and the remaining term of an eligible stock option. We used those values to establish exchange ratios that will result in RSU grants with an aggregate fair value approximately equal to the aggregate fair value of the options they replace. Overall, the exchange is not intended to deliver less value or create a financial windfall.

TCR² Therapeutics | Your TCR² Option Exchange Program

How do I know the exercise prices of my eligible options?

If you are an eligible employee, you have been sent a link to a personalized election form. This form will list all eligible option grants, including grant prices and vesting start dates. You may also view your grants in the Fidelity NetBenefits portal.

Will my RSUs have the same vesting schedule as my options did?

No. The new RSUs will vest annually and will be unvested on the grant date even if the options you exchange were vested. We have, however, designed the vesting schedule so that the new RSUs will vest close to the same time your exchanged options would have vested. The specific vesting schedule of your new RSU is based on the original vesting start date of the eligible option(s) you are tendering for exchange.

The first vesting date for all new RSUs will be December 1, 2022. Subsequent vests will happen each December. The Offer to Exchange document includes the vesting schedules applicable to the new RSUs.

How are RSUs taxed?

When RSUs vest and turn into actual stock, the value of the shares is taxable to you for both income and payroll taxes, such as Social Security and Medicare. By default, a certain number of shares from your vested RSUs will be sold to cover your tax withholding. You will receive the remaining net shares. If you choose to exchange your options for RSUs, more information about taxes will be made available to you prior to your first vesting date.

How do I decide what to do?

Many factors go into the decision-making process. It can help to look at the breakeven point for each of your grants—meaning how much the price of TCR² common stock would have to rise for your existing options to be more valuable than a replacement grant of RSUs. The following provides some examples.

The first example shows a scenario where the options remain under water.

Eligible Option Exercise Price Range

Original Options				RSUs			
Grant Price	Your Awards	Future TCRR Stock Price	Value	Grant Price	Your Awards	Future TCRR Stock Price	Value
$15	750 Options	$10	—	—	250 RSUs	$10	$2,500

The second example shows a scenario where the stock price rises enough that the original options become approximately as valuable as the RSU grant. In this scenario, the options will become more valuable than the RSUs if the stock price rises to more than $22.50.

Original Options				RSUs			
Grant Price	Your Awards	Future TCRR Stock Price	Value	Grant Price	Your Awards	Future TCRR Stock Price	Value
$15	750 Options	$22.50	$5,625	—	250 RSUs	$22.50	$5,625

I have more than one eligible grant. If I decide to participate, do I need to exchange all of them? No. The election is made on a grant-by-grant basis. If you hold more than one eligible option grant and elect to participate in the exchange offer, you may exchange as few or as many of your eligible option grants as you wish. Grants that contain both incentive stock options (ISOs) and non-qualified stock options (NQSOs) are treated as a single grant. Can I split up a grant and only exchange a portion of it? No. You must tender all outstanding shares underlying any selected eligible option grant. Am I required to exchange my options for RSUs? No, you are not required to participate in this option exchange program. You have the choice to either keep your current options as is with their current conditions or to exchange them for RSUs. We encourage you to read the Offer to Exchange document carefully and to speak to your personal financial and tax advisors if you want help deciding what to do. Have more questions? If so, please read the Offer to Exchange document, review the employee presentation, and watch the videos. After doing so, if you still have questions, please reach out to AskHR@tcr2.com any time during the offering period.